SUB-ITEM 77E: LEGAL PROCEEDINGS
Since February 2004, Federated and related entities
(collectively, "Federated") have been named as
defendants in several lawsuits, that were
consolidated into a single action in the United States
District Court for the Western District of
Pennsylvania, alleging excessive advisory fees
involving one of the Federated-sponsored mutual
funds.  Without admitting the validity of any claim,
Federated reached a final settlement with the
Plaintiffs in these cases in April 2011.
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